Michael Wilemon

Chief Financial Officer

iSatori, Inc.

15000 W. 6th Avenue, Suite 202

Golden, Colorado 80401

July 30, 2012

VIA EDGAR AND FACSIMILE

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

iSatori, Inc. (f/k/a Integrated Security Systems, Inc.)

Current Report on Form 8-K/A

Filed July 3, 2012
File No. 1-11900

Dear Mr. Schwall:

The Company is in receipt of the comment letter dated July 20, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced amended Current Report on Form 8-K/A.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Current Report on Form 8-K

General

1.

We note your response to prior comments 1 and 2 from our letter to you dated June 20, 2012, and we reissue such comments to the extent that you retain the assertions. As noted in such prior comments as well as prior comment 1 from our letter to you dated May 8, 2012, you have not provided support for all of the statistical data contained in the bulleted paragraphs on page 3. For example, you do not support with independent data your references to market sizes and growth rates, which we notice you have substantially revised since the prior filing. In addition, you have not marked the supporting documents you provided to us to show precisely the location of each piece of information on which you are relying for the claims you make in your filing.

Response:  The Company notes the Staff’s comments and supplementally provides supporting documentation, marking the location of each piece of information, for such factual assertions.  Please see Appendix A to this response.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 215-9174 ext. 101.

Sincerely,

/s/ Michael Wilemon

Michael Wilemon

Chief Financial Officer